SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

News Release: Qimonda Reports Second Quarter Results of the 2007 Financial Year: Positive EBIT and Net Income Despite Difficult DRAM Price Environment
News Release: Qimonda Strengthens Footprint in Asia: Expands Front-End Capacity with New 300mm Manufacturing Facility in Singapore
News Release: SanDisk and Qimonda To Jointly Develop and Manufacture Mobile Storage Solutions for the Burgeoning Multichip (MCP) Market for Mobile Handset Vendors.
SIGNATURES

This Report on Form 6-K contains three press releases of Qimonda AG dated as of April 25, 2007, announcing the following:
- Results for the second quarter and first half of the 2007 financial year;
- Expansion of front-end capacity with new 300mm manufacturing facility in Singapore
- Partnership with SanDisk Corporation to jointly develop and manufacture mobile storage solutions

News Release — Presseinformation
Qimonda Reports Second Quarter Results of the 2007 Financial Year: Positive EBIT and Net Income Despite Difficult DRAM Price Environment
Munich, Germany — April 25, 2007 — Qimonda AG (NYSE: QI) today announced results for the second quarter and first half of its financial year (FY) 2007, which ended March 31, 2007. Qimonda’s net sales of Euro 984 million in the second quarter of FY 2007 increased from Euro 928 million year over year, but decreased from Euro 1.17 billion compared to the first quarter of FY 2007. Second quarter FY 2007 EBIT improved to Euro 85 million compared to EBIT of Euro 21 million in the second quarter of FY 2006, although declined from EBIT in the first quarter of FY 2007 of Euro 250 million. Net income increased to Euro 57 million or earnings per share (basic and diluted) of Euro 0.17 compared to a net loss of Euro 9 million in the second quarter of FY 2006 or loss per share of Euro 0.03. In the prior quarter net income amounted to Euro 177 million and earnings per share were Euro 0.52.
For the first half of FY 2007, Qimonda achieved net sales of Euro 2.16 billion, an increase of 34 percent compared to the same period last year. EBIT for the first half of the financial year improved to Euro 335 million compared to an EBIT loss of Euro 102 million in the first half of the previous financial year. Net income increased to Euro 234 million or earnings per share of Euro 0.68 compared to a net loss of Euro 136 million or loss per share of Euro 0.45 in the first half of the FY 2006.
“In a weaker market environment with severe price erosion for standard DRAM products, we maintained positive earnings. Our diversified DRAM product portfolio partially mitigated the effect of the price pressure on our results,” said Kin Wah Loh,
For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 7 April 25, 2007
President and CEO of Qimonda. “We were also able to increase productivity with more than 60 percent of our total capacity now converted to technologies with feature size of 90nm and below. In addition, our partnership model helped reduce our manufacturing costs on an absolute basis.”
On a year-over-year basis, quarterly net sales increased mainly due to Qimonda’s 30 percent bit-shipment growth, which more than offset the combined effects of a decline in average selling prices and a weaker US dollar. Quarter over quarter, net sales decreased mainly due to a 21 percent decline in average selling prices and a weaker U.S. dollar and was partially offset by a 7 percent increase in bit-shipments. In the second quarter, the share of bit shipments to non-PC applications was 50 percent, primarily due to stronger than expected bit shipment growth in the PC market as PC makers increased the amount of DRAM per system. In addition, seasonal declines were more than expected in the consumer and infrastructure markets.
36 percent of Qimonda’s net sales in second quarter FY 2007 were generated in North America, 22 percent in Europe, 31 percent in Asia Pacific and 11 percent in Japan.
On a year-over-year basis, despite slightly weaker DRAM prices and a weaker U.S. dollar, Qimonda improved its gross margin and net income in the second quarter mainly due to substantially higher bit-shipments, improved manufacturing productivity and reduced operating expenses. However, quarter over quarter gross margin and profitability decreased due to the sharp decline in the pricing environment, the non-cash effect of the related reduction in the carrying value of inventory, and the lower mix of non-PC business. For the first half of the financial year, the successful DRAM product diversification into non-PC applications contributed to the increase in profitability

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 7 April 25, 2007
compared to the same period the previous year despite the market price decline.
With cash flow from operations of Euro 286 million during the second quarter FY 2007, the company’s net cash position improved to Euro 937 million while the gross cash position decreased slightly to Euro 1.14 billion due to debt repayment. Capital expenditures were Euro 144 million, mainly for the further expansion of the Richmond 300mm wafer manufacturing facility and equipment upgrades for the further conversion towards next generation 75nm DRAM technology.
Outlook
Qimonda expects its bit production to grow by 8 to 12 percent in the third quarter of FY 2007, mainly based on additional capacities from the 300mm line in Richmond and the Joint Venture Inotera and continued productivity improvements as a result of the conversion of more capacities to 80nm technology and below. The company expects its share of bit-shipments to non-PC applications to be more than 50 percent for the third quarter and expects the trend of stronger demand for PC-related products to continue.
For the full financial year, Qimonda expects bit demand for DRAM to be driven by the continued strong growth in consumer and communication applications and by the conversion to the Windows Vista operating system. For calendar year 2007, the company expects the market measured in bits to grow between 60 and 70 percent, in line with most market analyst expectations such as Gartner and iSuppli. Qimonda intends to increase bit production in line with this overall market growth. Due to the stronger than expected bit shipment growth in the PC market, Qimonda now expects its share of bit-shipments to non-PC applications to be more than 50 percent for the full financial year.
For the Business and Trade Press: Q1200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 7 April 25, 2007
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the second quarter and first half of its 2007 financial year, which ended March 31, 2007. This financial information includes reconciliations of the non-US GAAP financial measures EBIT and net cash position to net income and gross cash position, respectively, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 4893017 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on April 29, 2007.
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The
For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 5 of 7 April 25, 2007
company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
Disclaimer
This press release may contain forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities, the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our annual report on Form 20-F for our financial year ended September 30, 2006, available without charge on our website and at www.sec.gov.
For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 6 of 7 April 25, 2007

Qimonda AG and Subsidiaries
Unaudited Financial Information
Second Quarter Ended 31.03.2007
All amounts in Euro millions, except where otherwise stated
	3 Months	3 Months	3 Months	6 Months	6 Months
	March 31	Dec 31	March 31	March 31	March 31
	Q2 F07	Q1 F07	Q2 F06	FY 2007	FY 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	984	1.173	928	2.157	1.606
Cost of goods sold	(785)	(823)	(747)	(1.608)	(1.396)

Gross profit	199	350	181	549	210
Research and development expenses	(96)	(97)	(106)	(193)	(215)
Selling, general and administrative expenses	(48)	(44)	(58)	(92)	(113)
Other operating income (expenses), net	3	—	(8)	3	(14)

Operating income (loss)	58	209	9	267	(132)
Interest income (expense), net	2	1	(11)	3	(16)
Equity in earnings of associated companies	28	37	18	65	27
Other non-operating income (expense), net	1	5	(5)	6	6
Minority interests	(2)	(1)	(1)	(3)	(3)

Income (loss) before income taxes	87	251	10	338	(118)
Income tax expense	(30)	(74)	(19)	(104)	(18)

Net income (loss)	57	177	(9)	234	(136)

Earnings per share — basic and diluted (in euro)	0,17	0,52	(0,03)	0,68	(0,45)

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	872	1.053	638	872	638
Marketable securities	263	148	—	263	—
Trade accounts receivable, net	505	668	528	505	528
Inventories	753	685	622	753	622
Deferred income taxes	51	45	48	51	48
Other current assets	201	282	242	201	242

Total current assets	2.645	2.881	2.078	2.645	2.078

Property, plant and equipment, net	2.061	2.097	2.313	2.061	2.313
Long-term investments, net	668	633	566	668	566
Deferred income taxes	162	148	131	162	131
Other assets	172	163	171	172	171

Total assets	5.708	5.922	5.259	5.708	5.259

Liabilities and shareholders’/business equity:
Current liabilities:
Short-term debt and current maturities	69	232	486	69	486
Trade accounts payable	658	763	641	658	641
Accrued liabilities	150	152	141	150	141
Deferred income taxes	17	15	—	17	—
Other current liabilities	294	277	214	294	214

Total current liabilities	1.188	1.439	1.482	1.188	1.482

Long-term debt	129	150	152	129	152
Deferred income taxes	51	31	9	51	9
Other liabilities	292	294	335	292	335

Total liabilities	1.660	1.914	1.978	1.660	1.978

Total shareholders’ equity	4.048	4.008	3.281	4.048	3.281

Total liabilities and shareholders’ equity	5.708	5.922	5.259	5.708	5.259

For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 7 of 7 April 25, 2007

Qimonda AG and Subsidiaries
Unaudited Financial Information
Second Quarter Ended 31.03.2007
All amounts in Euro millions, except where otherwise stated
	3 Months	3 Months	3 Months	6 Months	6 Months
	March 31	Dec 31	March 31	March 31	March 31
	Q2 F07	Q1 F07	Q2 F06	FY 2007	FY 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW
Net cash provided by operating activities therein:	286	438	(105)	724	(5)
Depreciation and amortization	171	161	159	332	347
Net cash used in investing activities therein:	(278)	(208)	(118)	(486)	(468)
Net purchases of marketable securities	(119)	(11)	—	(130)	—
Purchases of property, plant and equipment	(144)	(221)	(126)	(365)	(482)
Net cash (used in) provided by financing activities therein:	(191)	(104)	242	(295)	480
Net change in short-term debt due Infineon	(184)	(112)	18	(296)	(35)

RECONCILIATIONS
Net income (loss)	57	177	(9)	234	(136)
Interest income (expense), net	2	1	(11)	3	(16)

Earnings before Interest (EBI)	55	176	2	231	(120)
Income tax (expense) benefit	(30)	(74)	(19)	(104)	(18)

Earnings before Interest and Taxes (EBIT)	85	250	21	335	(102)

Cash and cash equivalents	872	1.053	638	872	638
Marketable securities	263	148	—	263	—

Gross Cash position	1.135	1.201	638	1.135	638

Short-term debt and current maturities	69	232	486	69	486
Long-term debt	129	150	152	129	152

Total financial debt	198	382	638	198	638

Net Cash position	937	819	—	937	—

Total shareholders’ equity	4.048	4.008	3.281	4.048	3.281

Capital Employed	3.111	3.189	3.281	3.111	3.281

Net cash provided by operating activities	286	438	(105)	724	(5)
Net cash used in investing activities	(278)	(208)	(118)	(486)	(468)
Net purchases of marketable securities	119	11	—	130	—

Free Cash Flow	127	241	(223)	368	(473)

STATISTICS AND RATIOS
Gross Margin	20%	30%	20%	25%	13%
R&D as % of sales	10%	8%	11%	9%	13%
SG&A as % of sales	5%	4%	6%	4%	7%
EBI / Sales	6%	15%	0%	11%	(7)%
EBIT Margin	9%	21%	2%	16%	(6)%
Net income / Sales	6%	15%	(1)%	11%	(8)%
Effective Tax Rate	34%	29%	190%	31%	(15)%
Weighted Average Shares Outstanding (million) — basic	342	342	300	342	300
Weighted Average Shares Outstanding (million) — diluted	342	342	300	342	300
Sales / Equity	1,0	1,2	1,1	1,1	1,0
Capital Turnover (Sales / Capital Employed)	1,3	1,5	1,1	1,4	1,0
Net income / Equity ratio	6%	18%	(1)%	12%	(8)%
ROCE (EBI / Capital Employed)	7%	22%	0%	15%	(7)%
For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

News Release — Presseinformation
Qimonda Strengthens Footprint in Asia: Expands Front-End Capacity with New 300mm Manufacturing Facility in Singapore
Munich, Germany — April 25, 2007 — Qimonda AG (NYSE:QI), a leading supplier of memory chips, today announced its plans to strengthen its footprint in the Asian market by building its first fully-owned 300mm manufacturing facility on the continent. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately Euro 2 billion in the site over the next five years. The new fab is planned to be built in Singapore and with 20,000sqm clean room space is expected to add 60,000 wafer starts per month to Qimonda’s overall front-end capacity when fully ramped.
“Our investment in Singapore is a major step to expand our regional presence in the Asian market. We are addressing several strategic objectives at once,” said Kin Wah Loh, President and CEO of Qimonda. “We are responding to the fast growing DRAM market and are moving closer to our customers in Asia. In addition, we can benefit from local competitive cost structures and manufacturing know-how and finally further reduce our exposure to exchange rate fluctuations compared to the US-Dollar. With this investment we are using our financial strength and entrepreneurial flexibility to enable us to capture opportunities in this rapidly developing market whenever they arise.”
For the Business and Trade Press: QI200704.16e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 April 25, 2007
The planned investment of approximately Euro 2 billion in the new fab in Singapore is planned to span the next five years. Qimonda targets to finance the initial capital expenditures for the building out of its own cash flow and will utilize project-based financing thereafter. Commencement of construction is scheduled for the end of calendar year 2007, with production expected to start in 2009. When running at full capacity, the new fab will have more than 1,500 employees.
The new Singapore facility extends Qimonda’s strong position as one of the leaders in 300mm manufacturing and adds to its network of fully-owned 300mm manufacturing sites in Dresden (Germany) and Richmond (US). “With the new fab we put ourselves in the position to fully benefit from our technological expertise, to drive our product roll-out more rapidly and to leverage economies of scale in Asia”, said Kin Wah Loh. “In Singapore, we have found excellent conditions. The overall package of low taxation, incentives and factors such as highly skilled labor and strong infrastructure makes Singapore our place of choice to implement our fully-owned volume production in the Asian market.”
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of EUR 3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents
For the Business and Trade Press: QI200704.16e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 April 25, 2007
and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda’s management and third parties. Statements that are not historical facts, including statements about Qimonda’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with its partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. Qimonda cautions you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s Annual Report on Form 20-F for its fiscal year ended September 30, 2006, available without charge on Qimonda’s website and at www.sec.gov.
For the Business and Trade Press: QI200704.15e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

News Release — Presseinformation
SanDisk and Qimonda To Jointly Develop and Manufacture Mobile Storage
Solutions for the Burgeoning Multichip (MCP) Market for Mobile Handset Vendors
SanDisk to supply NAND Flash and Controllers, Qimonda to supply Mobile DRAM
MILPITAS, CA and MUNICH, GERMANY, April 25, 2007 — SanDisk Corporation (NASDAQ:SNDK) and Qimonda AG (NYSE:QI) entered into an agreement to jointly develop and manufacture MCPs utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM. The collaboration targets the fast growing need for high capacity, integrated memory solutions of data-intensive mobile applications. This agreement will be executed through a jointly owned company based in Portugal, subject to closing conditions, including regulatory approvals.
The MCPs will be sold by Qimonda and SanDisk through their existing sales channels to mobile handset manufacturers. According to iSuppli, MCPs continue to be the preferred package type for placing embedded memory into mobile handsets. iSuppli projects MCP revenues in the mobile handset market to reach nine billion dollars by 2011 with NAND and mobile DRAM combinations being the vast majority of memory MB shipped in MCPs1.
“Gaining access to SanDisk’s leading-edge flash memory and controller technology and low cost fabs broadens our memory product portfolio,” said Kin Wah Loh, Chief Executive Officer at Qimonda. “Qimonda now completes its product offering for handheld consumer devices by offering advanced, high density MCP solutions in addition to a complete portfolio of low power DRAM products. Offering MCPs with
For the Business and Trade Press: QAG200704.17e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Florian Gersbach	+49 89 60088 1600	florian.gersbach@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com
SanDisk Investor Relations	Lori Barker	+1 408-801-1384	lori.barker@sandisk.com
SanDisk Public Relations	Mike Wong	+1 408-801-1240	mike.wong@sandisk.com

Page 2 of 4 April 25, 2007
advanced mobile DRAM and high capacity NAND Flash will allow Qimonda to optimize the architecture of memory subsystems used in mobile phones to address the growing need of major handset vendors for flexible bandwidth and memory utilization at competitive levels.”
“By collaborating with Qimonda, a DRAM market leader with strong expertise in low power mobile DRAM, SanDisk aims to increase its participation in the fast growing MCP market for multimedia handsets, thereby rounding out our one-stop-shop storage solutions for our handset customers,” said Eli Harari, Chairman and Chief Executive Officer at SanDisk. “Through this partnership, each of our companies is leveraging the technical skills, IP and capacity investments of its partner to offer an integrated, competitive solution for our respective customers.”
SanDisk and Qimonda have a long history in the development and manufacturing of NAND flash memory and mobile DRAM, respectively. This joint venture creates a synergistic relationship that enables both companies to benefit from each others complementary memory technologies and to offer a broad range of NAND/mobile DRAM based MCP products. The collaboration allows both companies to take advantage of the technology strengths and manufacturing platform of the other while each company remains committed to its respective global markets.
Engineering samples are expected to be available for evaluation in the second half of 2007, with mass production planned towards the end of 2007.
For the Business and Trade Press: QAG200704.17e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Florian Gersbach	+49 89 60088 1600	florian.gersbach@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com
SanDisk Investor Relations	Lori Barker	+1 408-801-1384	lori.barker@sandisk.com
SanDisk Public Relations	Mike Wong	+1 408-801-1240	mike.wong@sandisk.com

Page 3 of 4 April 25, 2007
About SanDisk
SanDisk is the original inventor of flash storage cards and is the world’s largest supplier of flash data storage card products using its patented, high-density flash memory and controller technology. SanDisk is headquartered in Milpitas, CA and has operations worldwide with more than half its sales outside the U.S.
SanDisk currently offers a broad range of both embedded and removable storage solutions for mobile handset manufacturers such as iNAND™, mDOC, microSD™, miniSD™ and Memory Stick Micro™ M2.
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public on the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
SanDisk and the SanDisk logo are trademarks of SanDisk Corporation, registered in the United States and other countries. iNAND is a trademark of SanDisk Corporation. miniSD and microSD are trademarks of Toshiba Corporation. Memory Stick Micro (M2) and the Memory Stick Micro (M2) logo are trademarks
For the Business and Trade Press: QAG200704.17e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Florian Gersbach	+49 89 60088 1600	florian.gersbach@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com
SanDisk Investor Relations	Lori Barker	+1 408-801-1384	lori.barker@sandisk.com
SanDisk Public Relations	Mike Wong	+1 408-801-1240	mike.wong@sandisk.com

Page 4 of 4 April 25, 2007
of Sony Corporation. Other brand names mentioned herein may be trademarks of their respective holder(s).
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda’s management and third parties. Statements that are not historical facts, including statements about Qimonda’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with its partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. Qimonda cautions you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s Annual Report on Form 20-F for its fiscal year ended September 30, 2006, available without charge on Qimonda’s website and at www.sec.gov.

[1]	“The NOR the Merrier and NAND is Grand in Mobile Handsets,” NOR/SRAM/MCP Market Tracker — Q1 2007, iSuppli, Mark DeVoss, Senior Analyst.

For the Business and Trade Press: QAG200704.17e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Florian Gersbach	+49 89 60088 1600	florian.gersbach@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com
SanDisk Investor Relations	Lori Barker	+1 408-801-1384	lori.barker@sandisk.com
SanDisk Public Relations	Mike Wong	+1 408-801-1240	mike.wong@sandisk.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: April 27, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board